Mail Stop 4561

May 28, 2008

Allen Ronald DeSerranno
President
Mobiform Software, Inc.
1255 N. Vantage Pt. Dr., Suite A
Crystal River, FL 34429

> Re: **Mobiform Software, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 30, 2008**
> **File No. 333-150158**

Dear Mr. DeSerranno:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note from your disclosure that your revenues are generated primarily from services, though it is unclear what portion of your revenues is generated from services as compared to product sales. Further, you indicate that your primary line of products is the Aurora software line, launched in March 2007, though you do not indicate what portion of your product revenues is derived from Aurora products. Please review and revise the summary, business description and management's discussion and analysis so that they more clearly and consistently describe the focus of your business activities and the sources or your revenues. Indicate the extent to which each of the four products you describe is in the development stage or is currently being marketed and sold, whether the revenues derived from any of these products are nominal, and the status of any publicly announced or new product or service. See Item 101(c) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 16

2. We note that you provide certain items from the consolidated statements of operations, and indicate figures for the year ended October 31, 2008. Please revise your results of operations to provide the information specified in Item 303 of Regulation S-K.

Description of Business, page 21

3. You indicate that Microsoft's confidence in your abilities is evidenced by the numerous times you have been mentioned on their web site and your level of interaction with the XAML focused Microsoft employees. Please provide us with documentation to support these assertions and ensure that any such documentation is appropriately marked to highlight the information relied upon and cross-referenced to your prospectus.

4. On page 22, you state that the benefits of the XAML format have led many observers to expect XAML to eventually become the dominant format for user interfaces, and to have a very significant impact on the way programmers, software designers and ordinary people use their computers. Please provide us with documentation to support this statement.

Executive Compensation, page 27

5. Please revise this section to comply with Item 402(n) and to ensure compliance throughout Items 402(m)-(r) of Regulation S-K. For instance, please add a "total" column to the Summary Compensation Table.

Selling Stockholders, page 29

6. For all entities listed in your selling stockholder table, please disclose the natural person or persons who exercise sole or shared voting and dispositive powers over the shares being registered.

7. It appears that Mercer Capital, Ltd. is a broker-dealer. Advise us whether their shares were received as compensation for investment banking services or as investment shares.

8. For selling shareholders that are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Recent Sales of Unregistered Securities, page II-2

9.   Amend your filing to include all the information required to be disclosed pursuant to Item 701 of Regulation S-K. Specifically, where you rely on Rule 506 and/or Section 4(2), state briefly the facts relied upon, including the number of purchasers, whether the purchasers were accredited or sophisticated and, if the latter, the information afforded to them.

Exhibits

10.   Contracts upon which your business is substantially dependent must be filed as exhibits to your registration statement. We note from your disclosure on page 24 that you were dependent on two customers for 80% of your revenues for the year ended October 31, 2007. Tell us whether you have any contractual agreements with these customers. If so, please file the agreements with these customers as exhibits to the registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

11.   You indicate that you have licensed or provided training and/or consulting services to such major companies as Microsoft Corporation, Intel Corporation, Siemens AG, and InvestorForce, Inc. and that on October 26, 2007 you entered into an agreement with Capstone Technology for licensing of Aurora and VantagePoint into one of their HMI products. Please tell us what consideration you gave to filing any related agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

12.   The legality opinion indicates that the opinion expressed therein may be relied upon by Mobiform, and that it may not be relied upon by any other person without prior written consent. Please revise the opinion to eliminate any suggestion that it may not be relied upon by investors. In this regard, the sentence requiring written consent for reliance upon the opinion should also be eliminated.

Signatures

13.   Please indicate who is signing in the capacity of principal accounting officer. In addition, we note that Mr. DeSerranno signed the registration statement on Mobiform's behalf and in his own capacity as Director. Mr. DeSerranno should indicate the other capacities in which he is signing the registration statement by including the titles "Chief Executive Officer" and "Chief Financial Officer" underneath the sentence that reads in part "this registration statement has been signed by the following persons in the capacities and on the dates indicated."

*   *   *   *   *

        As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael F. Johnson at (202) 551-3477 with any questions. You may also contact Maryse Mills-Apenteng at (202) 551-3457 if you require additional assistance. If you thereafter require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: <u>Via Facsimile (212) 688-7273</u>
   Gerald Adler, Esq.
   Guzov Ofsink, LLC
   Telephone: (212) 371-8008